10 April 2007

RECEIVED

2007 APR 13 A 11:39

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022605

SUPPL

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – results of the capitalisation award.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
APR 19 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

dw 4/18

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Registration number 1966/010630/06
Share Code JSE: NED Share Code NSX: NBK
ISIN Code: ZAE000004875
('Nedbank Group' or 'the company')

RESULTS OF THE CAPITALISATION AWARD

The announcement of the company's annual results for the year ended 31 December 2006 was released on the Securities Exchange News Service ('SENS') on 22 February 2007, in which notice was given that an award of new fully paid Nedbank Group ordinary shares ('the new shares') would be made to shareholders recorded in the register of the company at the close of business on Thursday, 5 April 2007 ('the record date').

In terms of the announcement shareholders would be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award, failing which they would receive the cash dividend alternative (284 cents per ordinary share) to be paid to those shareholders **not** electing to participate in the capitalisation award. The last day to trade to participate in the capitalisation share award or the cash dividend alternative was Thursday, 29 March 2007.

The number of the new shares to which shareholders wishing to participate in the capitalisation award would become entitled was determined in the ratio that 284 cents per Nedbank Group ordinary share bears to R135,10, being the 30-day volume-weighted average traded price of Nedbank Group ordinary shares on the JSE Limited at the close of business on Tuesday, 20 March 2007.

This equated to 2,10215 new shares for every 100 Nedbank Group ordinary shares held on the record date. Fractions of shares will not be issued.

Nedbank Group ordinary shareholders holding 148 474 080 Nedbank Group ordinary shares elected to receive the capitalisation share award, resulting in the issue of 3 121 149 new shares. Accordingly, a cash dividend of R861 260 609,52 was paid in respect of 303 260 778 Nedbank Group ordinary shares.

Dividend cheques and share certificates in respect of the new shares were posted to certificated shareholders at their risk and the Central Securities Depository Participant or broker custody accounts of dematerialised shareholders were credited today.

Sandton
10 April 2007

Investment bank, corporate adviser and sponsor
Nedbank Capital

END